UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 1, 2011

________________

    NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

26 February 2011

Notice for the Annual General Meeting of Novo Nordisk A/S

1. Annual General Meeting on 23 March 2011

The ordinary Annual General Meeting will be held on:

Wednesday 23 March 2011 at 2.00 pm (CET)

at Radisson Blu Falconer Hotel & Conference Center, Falkoner Allé 9, 2000 Frederiksberg, Denmark.

The notice for the Annual General Meeting which includes the proposed Principles for remuneration of board members and executives in Novo Nordisk A/S is enclosed.

2. Board of Directors – proposed change in composition

All current board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following shareholder-elected board members: Sten Scheibye, Göran A Ando, Henrik Gürtler, Kurt Anker Nielsen, Hannu Ryöppönen and Jørgen Wedel.

Pamela J Kirby, who has been a board member since March 2008, has decided not to seek re-election.

The Board of Directors of Novo Nordisk A/S proposes that the number of board members is increased by one and that Bruno Angelici and Thomas Paul Koestler are elected to the Board of Directors at the Annual General Meeting. For further information on the background of Bruno Angelici and Thomas Paul Koestler and the motivation for their nomination, please see the notice for the Annual General Meeting 2011 (enclosed).

Company Announcement no 12 / 2011				Page 1 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,100 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis Tel: (+45) 4442 3573 mike@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Appendix to Novo Nordisk A/S’ AGM Company Announcement dated 26 February 2011

To the shareholders of Novo Nordisk A/S

The Company will conduct its Annual General Meeting on

Wednesday 23 March 2011 at 2.00 pm (CET)

at Radisson Blu Falconer Hotel & Conference Center, Falkoner Allé 9, 2000 Frederiksberg, Denmark.

Agenda:

1.         The Board of Directors’ oral report on the Company’s activities in the past financial year.

2.         Presentation and adoption of the audited Annual Report 2010.

3.         Approval of the remuneration of the Board of Directors for 2010 and 2011.

3.1        Approval of remuneration for 2010.

3.2        Approval of remuneration level for 2011.

4.         A resolution to distribute the profit according to the adopted Annual Report 2010.

5.         Election of members to the Board of Directors, including chairman and vice chairman.

5.1  All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following board members elected by the Annual General Meeting: Sten Scheibye, Göran A Ando, Henrik Gürtler, Kurt Anker Nielsen, Hannu Ryöppönen and Jørgen Wedel. Pamela J Kirby has decided not to seek re-election. The Board of Directors proposes that the number of board members is increased by one and that Bruno Angelici and Thomas Paul Koestler are elected to the Board of Directors.

5.2   The Board of Directors proposes election of Sten Scheibye as chairman.

5.3  The Board of Directors proposes election of Göran A Ando as vice chairman.

6.         Appointment of auditor.

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The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab.

7.         Proposals from the Board of Directors:

7.1  Reduction of the Company’s B share capital from DKK 492,512,800 to DKK 472,512,800 by cancellation of 20,000,000 B shares of DKK 1 each from the Company’s holdings of its own B shares at a nominal value of DKK 20,000,000, equal to 3.3% of the total share capital. After implementation of the share capital reduction, the Company’s share capital will amount to DKK 580,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 472,512,800.

7.2  Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire its own shares of up to a holding limit of 10% of the share capital and at the price equal to the share price quoted at the time of the purchase with a deviation of up to 10%.

7.3   Amendments to the Articles of Association:

7.3.1  Deletion of article 2 specifying location of registered office;

7.3.2  Removal of the requirement in article 7.5 to advertise the notice calling a general meeting in two daily newspapers; and

7.3.3  Introduction in article 11.2 of a 70 years age limit for nomination of candidates to the Board of Directors.

7.4  Adoption of Remuneration Principles and consequential amendment of article 15.

8.         Any other business.

Elaboration and statement explaining the proposals:

Re agenda item 3.1:

The Board of Directors proposes that the actual remuneration of the Board of Directors for 2010 is approved by the Annual General Meeting. Reference is made to pages 46-49 and pages 81-83 of the Annual Report 2010.

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Re agenda item 3.2:

The Board fees in the Company have not been adjusted for four years. Based on benchmark data from major Danish companies supplemented with benchmark data from Scandinavian companies and European pharmaceutical companies, which in size and complexity are similar to the Company, the Board proposes that the following adjustment of the remuneration level for 2011 is approved by the Annual General Meeting:

•     The base fee per year shall be DKK 500,000 (instead of DKK 400,000).

•     The chairman shall receive 3.00 times the base fee (instead of 2.50 times the base fee).

•     The vice chairman shall receive 2.00 times the base fee (instead of 1.50 times the base fee).

•     The Audit Committee chairman shall receive 1.00 time the base fee (instead of 1.25 times the base fee) in addition to the base fee.

The Board also proposes to adjust the travel allowance:

•       for EU-based board members from € 2,500 to € 3,000 per meeting, and

•       for US/Asia based board members from € 2,500 to € 6,000 per meeting.

The proposed adjustment of the travel allowance is to better compensate international board members for the additional travel time involved in participating in board meetings in Denmark. No travel allowance will be paid to board members when attending board meetings outside Denmark. If approved, the new travel allowances will be implemented in relation to meetings of the Board of Directors from 1 January 2011.

The actual remuneration of the Board for 2011 shall be approved by the Annual General Meeting in 2012.

Re agenda item 4:

The proposed dividend for 2010 is DKK 10.00 for each Novo Nordisk B share of DKK 1 and for each Novo Nordisk A share of DKK 1. This is a 33% increase compared to the dividend declared for the fiscal year 2009 (DKK 7.50 for each share of DKK 1.00). No dividend will be paid on the Company’s holding of its own shares.

Re agenda item 5:

Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to

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other stakeholders of the Company in the best possible way. In the process of identifying and selecting suitable candidates for the Board of Directors, diversity and succession is also considered. The Board of Directors actively contributes to developing the Company as a globally operating, focused pharmaceutical company, and supervises the management in its decisions and operations.

Please see the Company’s website novonordisk.com under ‘About Novo Nordisk’

→Corporate governance’ for a more detailed description of the competence criteria of the Board of Directors.

All board members are to be elected or re-elected each year and have most recently been re-elected in 2010. Thus, each board member’s term expires in 2011.

Last year the Annual General Meeting adopted new provisions in the Articles of Association, cf. articles 8.2.5 and 11.2, pursuant to which the chairman and the vice chairman shall be elected directly by the general meeting and not as previously by the Board of Directors among its members.

All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes under item 5.1 re-election of the following board members elected by the Annual General Meeting: Sten Scheibye, Göran A Ando, Henrik Gürtler, Kurt Anker Nielsen, Hannu Ryöppönen and Jørgen Wedel. Pamela J Kirby has decided not to seek reelection. The Board of Directors proposes that the number of board members is increased by one and that Bruno Angelici and Thomas Paul Koestler are elected to the Board of Directors.

Under item 5.2 the Board of Directors proposes election of Sten Scheibye as chairman and under item 5.3 the Board of Directors proposes election of Göran A Ando as vice chairman.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors.

In addition to their professional qualifications, each of the proposed candidates possesses significant experience from the management of international pharmaceutical or other high-technology companies, and together they have the knowledge and experience essential to the work of the Board of Directors.

In the Danish Corporate Governance Recommendations (2010), it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company. Mr Gürtler and Dr Ando hold an executive position and a board position at Novo A/S, respectively, while Mr Nielsen holds a board position in the Novo Nordisk

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Foundation. These three candidates are therefore not considered to be independent of the Company. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirement of the Danish Corporate Governance Recommendations (2010) that at least half of the shareholder elected board members shall be independent as five of the eight board members elected by the Annual General Meeting are independent of the Company according to the criteria of the Recommendations. In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company.

The proposed board candidates have the following backgrounds. Independence is defined in accordance with the Danish Corporate Governance Recommendations (2010) designated by NASDAQ OMX Copenhagen (“NASDAQ OMX”) unless otherwise stated:

Sten Scheibye is chairman of the Board of Directors of Novo Nordisk A/S. From 1995 to 2008 he was president and CEO of Coloplast A/S, Denmark. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales & marketing in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981.

Mr Scheibye is chairman of the Board of Directors of the Trade Council of Denmark and the Board of Governors of DTU (the Technical University of Denmark) and a member of the boards of Gambro AB, Sweden, Danske Bank A/S, Rambøll Gruppen A/S, DADES A/S, the Danish Industry Foundation and the Aase and Ejnar Danielsen Foundation, all in Denmark. Furthermore, he is chairman of the Denmark-America Foundation and vice chairman of the Danish Fulbright Commission.

Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983.

Mr Scheibye was first elected to the Board of Novo Nordisk A/S in 2003 and has been reelected several times. He became vice chairman in 2004 and chairman in 2006.

Mr Scheibye is regarded as an independent board member.

The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly as

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relates to patients requiring chronic care, and managerial skills relating to international organisations.

Mr Scheibye is a male Danish national, born on 3 October 1951.

Göran A Ando, MD, is vice chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.

Dr Ando is a specialist in general medicine and a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the Board of Novexel SA, France, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, EDBI Pte Ltd, Singapore, NicOx SA, France, EUSA Pharma, UK, CBio Ltd, Australia, and Albea Pharmaceuticals AG, Switzerland. Dr Ando also serves as a Senior Advisor to Essex Woodlands Health Ventures Ltd, UK, and is chairman of the Scientific Advisory Board, Southwest Michigan First, US.

Dr Ando qualified as a medical doctor at Linköping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978.

Dr Ando was first elected to the Board of Novo Nordisk A/S in 2005 and has been reelected several times. Dr Ando became vice chairman of the Novo Nordisk A/S Board in 2006.

Dr Ando is not regarded as an independent board member due to his membership of the Board of Novo A/S.

The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry.

Dr Ando is a male Swedish national, born on 6 March 1949.

Henrik Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this

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area, Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000 he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Mr Gürtler is chairman of the boards of Novozymes A/S, Copenhagen Airports A/S and COWI A/S, all in Denmark.

Mr Gürtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.

Mr Gürtler was first elected to the Board of Novo Nordisk A/S in 2005 and has been reelected several times.

Mr Gürtler is not regarded as an independent board member due to his present position as president and CEO of Novo A/S.

The special competences possessed by Mr Gürtler that are important for the performance of his duties are his knowledge of the Novo Group’s business and its policies and his knowledge of the international biotech industry.

Mr Gürtler is a male Danish national, born on 11 August 1953.

Kurt Anker Nielsen was initially employed in Novo Industri A/S in 1974 as an economist. He served as CFO and deputy CEO of Novo Nordisk A/S until 2000 and from 2000 to 2003 he was CEO of Novo A/S.

He serves as vice chairman of the Board of Novozymes A/S and as a member of the Board of Directors of the Novo Nordisk Foundation and LifeCycle Pharma A/S, both Denmark. He is chairman of the Board of Reliance A/S, Denmark, and a member of the board of Vestas Wind Systems A/S, Denmark. In Novozymes A/S, LifeCycle Pharma A/S and Vestas Wind Systems A/S he is also elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup’s Mindelegat, Denmark.

Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972.

Mr Nielsen was first elected to the Board of Novo Nordisk A/S in 2000 and has been reelected several times.

Mr Nielsen is not regarded as an independent board member due to his membership of the Board of the Novo Nordisk Foundation.

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Mr Nielsen has been chairman of the Audit Committee at Novo Nordisk A/S since 2004 and is designated by the Board of Directors as financial expert under both Danish and US law. Mr Nielsen qualifies as an independent Audit Committee member as defined by the US SEC. He is not regarded as independent under part 8 of the Danish Act on Approved Auditors and Audit Firms due to his membership of the Board of the Novo Nordisk Foundation.

The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience in working with accounting, financial and capital markets issues.

Mr Nielsen is a male Danish national, born on 8 August 1945.

Hannu Ryöppönen was, until 2009 CFO, and deputy CEO in Stora Enso Oyj (FI). Before that he was CFO and executive in Royal Ahold (NL) from 2003 to 2005 and served on the Board of Directors of the ICA Group (SE) including the chairmanship of the Audit Committee. From 1999 to 2003, Mr Ryöppönen was Finance Director of Industri Kapital Group, UK. Mr Ryöppönen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO in IKANO Asset Management from 1998 to 1999. From 1977 to 1985, Mr Ryöppönen held various management positions at Chemical Bank in the US and the UK, as well as for Alfa Laval in the US and Sweden.

Mr Ryöppönen is the chairman of the Board of Directors of Tiimari Oyj, vice chairman of Rautaruukki Oyj, and a member of the boards of Neste Oil Oyj and Amer Sports Oyj, all in Finland, as well as a member of the Board of Directors of Korsnäs AB, Sweden. Mr Ryöppönen is also the chairman of the Audit Committees of Amer Sports Oyj and Rautaruukki Oyj, and a member of the Audit Committee of Neste Oil Oyj. Finally, Mr Ryöppönen is chairman of the Board of Directors of the Altor private equity funds, Altor 2003 GP Limited, Altor Fund II GP Limited, Altor III GP Limited, Jersey, Channel Islands and a member of the Board of Directors of the private equity fund Value Creation Investments Limited, Jersey, Channel Islands.

Mr Ryöppönen has a BA in Business Administration (1976) from Hanken School of Economics, Helsinki.

Mr Ryöppönen was first elected to the Board of Novo Nordisk A/S in 2009 and re-elected in 2010.

Mr Ryöppönen is regarded as an independent board member.

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Mr Ryöppönen has been a member of the Audit Committee at Novo Nordisk A/S since March 2009 and is designated by the Board of Directors as financial expert under both Danish and US law. Mr Ryöppönen qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under part 8 of the Danish Act on Approved Auditors and Audit Firms.

The special competences possessed by Mr Ryöppönen that are important for the performance of his duties are his international executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financing and capital markets issues, but also because of his experience within private equity and Mergers & Acquisitions (M&A).

Mr Ryöppönen is a male Finnish national, born on 25 March 1952.

Jørgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. From 2004 to 2008 he was a board member of ELOPAK AS, Norway.

Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972, majoring in accounting and financing and an MBA from the University of Wisconsin, US, from 1974.

Mr Wedel was first elected to the Board of Novo Nordisk A/S in 2000 and has been reelected several times.

Mr Wedel is regarded as an independent board member.

Mr Wedel has been a member of the Audit Committee at Novo Nordisk A/S since 2005 and is designated by the Board of Directors as financial expert under both Danish and US law. Mr Wedel qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under part 8 of the Danish Act on Approved Auditors and Audit Firms.

The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally operating consumer-oriented company within the fast-moving consumer goods industry, as well as particular insight into the US market. In addition, he possesses competences in relation to auditing and accounting.

Mr Wedel is a male Danish national, born on 10 August 1948.

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Bruno Angelici was executive vice president of AstraZeneca, with P&L responsibility for Europe, Japan, Asia Pacific, Latin America, Middle East and Africa from 2001 until 2009. In 1998 Mr Angelici was appointed president of Zeneca, Japan, and was responsible for the successful merger of Astra and Zeneca in Japan. Previously, from 1989 Mr Angelici was president of Zeneca, France, having joined from Baxter International, where he held various management positions from 1978 to 1989.

Mr Angelici is a member of the Board of Directors of Smiths Group plc, UK, and a member of the Supervisory Board of Wolters Kluwer, NL. Further, he is member of the Global Advisory Board at Takeda Pharmaceutical Company Limited, Japan.

Mr Angelici has a BA in Business Administration from Ecole Superieure de Commerce Reims from 1971 and a degree in Law from Reims University from 1973, both in France. In addition, he has an MBA from Kellogg School of Management at NorthWestern University from 1978 and an AMP from Harvard Business School from 1993, both in the US.

Mr Angelici is nominated for election to the Board of Directors of Novo Nordisk at the Annual General Meeting in March 2011 for the first time.

Mr Angelici is regarded as an independent board member.

Mr Angelici is a male French national, born on 20 April 1947.

The Board of Directors recommends election of Mr Angelici primarily because of his extensive global experience with two companies in the fields of pharmaceuticals and medical devices. Mr Angelici has in-depth knowledge of strategy, sales, marketing and governance of major companies that can benefit Novo Nordisk.

Thomas Paul Koestler is an executive with Vatera Holdings LLC, US. From 2003 to 2009 he was executive vice president and from 2006 president of Schering-Plough Research Institute, US. Before joining Schering-Plough Research Institute he was senior vice president & global head of Regulatory Affairs of Pharmacia Corporation, US, from 2001. From 1996 to 2001 Dr Koestler was vice president, later senior vice president in Novartis Pharmaceuticals within Regulatory Affairs. From 1982 to 1996 Dr Koestler held various management positions within Regulatory Affairs and Clinical Safety in Sandoz Pharmaceutical Corporation, Johnson & Johnson Bristol-Myers Squibb, and Smith Kline French Labs, all in the US.

Dr Koestler has a Bachelor of Science, Biology, from Daemen College from 1975 and a PhD in Medicine & Pathology from the Roswell Park Memorial Institute from 1982, both in the US.

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Dr Koestler is nominated for election to the Board of Directors of Novo Nordisk at the Annual General Meeting in March 2011 for the first time.

Dr Koestler is regarded as an independent board member.

Dr Koestler is a male US national, born on 11 June 1951.

The Board of Directors recommends election of Dr Koestler primarily because of his extensive R&D knowledge, both generally and within the field of regulatory affairs. Dr Koestler also possesses significant know-how about the pharmaceutical industry in general and how large international corporations operate. As a US citizen Dr Koestler has additional knowledge of the US market which can be useful for Novo Nordisk.

*******

Re agenda item 7 – Proposals from the Board of Directors:

Re agenda item 7.1:

The Board of Directors proposes a reduction of the Company’s B share capital from DKK 492,512,800 to DKK 472,512,800 by cancellation of part of the Company’s holding of its own B shares at a nominal value of DKK 20,000,000 divided into 20,000,000 B shares of DKK 1 each. After the implementation of the share capital reduction, the Company’s share capital will amount to DKK 580,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 472,512,800.

The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders as the reduction amount has been distributed to the shareholders in payment of shares purchased by the Company in accordance with the authorisations granted to the Board of Directors at previous general meetings. As a result, the share capital is reduced by nominally DKK 20,000,000 and the Company’s holding of its own shares will be reduced by 20,000,000 B shares of DKK 1 each. These B shares were acquired for the total sum of DKK 6,405,800,000 which means that in addition to the nominal amount of reduction, DKK 6,385,800,000 will be distributed to the shareholders.

The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following change of article 4.1 in the Articles of Association of the Company that will take effect upon completion of the capital reduction.

“4.1    The share capital of the Company amounts to DKK 580,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 472,512,800.”

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Re agenda item 7.2:

Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire its own shares of up to a holding limit of 10% of the share capital and at the price equal to the share price quoted at the time of the purchase with a deviation of up to 10%.

The Board of Directors considers the time limit and thresholds set out in the authorisation to be in accordance with good corporate governance standards and furthermore consistent with the Company’s strategy regarding its share buy back-programmes.

Re agenda item 7.3:

The Board of Directors proposes the following amendments to the Articles of Association:

7.3.1    Deletion of article 2 specifying location of registered office and renumbering of the subsequent articles.

As it is no longer a legal requirement to have the location of the registered office stated in the articles of association, the Board of Directors proposes to delete article 2 concerning the registered office and renumber the subsequent articles. The Board of Directors has no plans to relocate its current registered office from Bagsværd, Denmark.

As a consequence of the renumbering of the subsequent articles references in the Articles of Association shall be amended accordingly.

7.3.2    Removal of the requirement in article 7.5 (to be renumbered article 6.5) to advertise the notice calling a general meeting in two daily newspapers.

As it is no longer a legal requirement and to give more flexibility, the Board of Directors proposes that it shall no longer be an obligation for the Company to call general meetings in two daily newspapers. The Company will continue to call general meetings as otherwise stipulated in the Articles of Association and through other electronic or printed channels as deemed beneficial. In accordance with NASDAQ OMX Issuer Rules the notice of the general meeting shall also be published via the NASDAQ OMX news site.

The wording of article 7.5 (to be renumbered article 6.5), including a re-wording, shall be:

“A General Meeting shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting by publishing the notice at the Company’s website: novonordisk.com. The notice shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested and be advertised in the IT system of the Danish Commerce and Companies Agency.”

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7.3.3    Introduction in article 11.2 (to be renumbered article 10.2) of a 70 years age limit for nomination of candidates to the Board of Directors.

The Board of Directors proposes that it is included in the Articles of Association that candidates who have turned 70 at the time of election may not be nominated for election by the Annual General Meeting to the Board of Directors.

This proposed age limit for nomination of candidates to the Board of Directors is currently stated in the Rules of Procedures of the Board of Directors. The purpose of the proposal is to comply with the Danish Corporate Governance Recommendations (2010) which recommend that the articles of association fix a retirement age for members of the board.

A new article 11.2, fifth sentence (to be renumbered article 10.2, fifth sentence), is proposed to be inserted with the following wording:

“A person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.”

Re agenda item 7.4:

The Annual General Meeting has previously approved guidelines on incentive-based remuneration and the Board of Directors has adopted principles for general remuneration, both applying for the Board of Directors and Executive Management of the Company.

The Board of Directors proposes that the guidelines on incentive-based remuneration and the principles for general remuneration are consolidated to a combined set of Remuneration Principles and approved by the Annual General Meeting which will ensure compliance with the new Danish Corporate Governance Recommendations (2010). Incentive-based remuneration is governed by Section 139 of the Danish Companies Act.

The Board also proposes the following changes to incentive-based remuneration in the consolidated Remuneration Principles:

•      To include a claw-back possibility for both the short term incentive programme (STIP) and the long term incentive programme (LTIP), both for executives, which will ensure compliance with the new Danish Corporate Governance Recommendations (2010).

•      That the short term incentive programme (STIP) for executives in some circumstances may result in a maximum annual payout equal to six months’ fixed base salary plus pension contribution (instead of a maximum annual payout of four months’ fixed base salary plus pension contribution) which as a

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consequence will change the fixed base salary to account for approximately 35% to 55% (instead of approximately 40% to 60%) of the total value of the remuneration package. This is to ensure flexibility for the Board in executive remuneration as the 2010 assessment of executive remuneration against a benchmark of large Danish companies determined that elements in the remuneration package are below market benchmark levels.

Further, the Board proposes the following changes to the general principles for remuneration in the consolidated Remuneration Principles (of which the first two changes will ensure compliance with the new Danish Corporate Governance Recommendations (2010)) to:

•      include the reason for choosing different components of remuneration,

•      include a description of the criteria on which the balance between the individual components of the remuneration is based,

•      expressly state that future executives will only be entitled to two years severance payment, which long term will ensure compliance with the new Danish Corporate Governance Recommendations (2010), and to

•      change the benchmark for Board and executive remuneration from other major Danish companies to relevant Scandinavian companies and European pharmaceutical companies, which in size and complexity are more similar to Novo Nordisk.

With regard to the proposed changes in the remuneration level for 2011 for the Board of Directors reference is made to agenda item 3.

The proposed Remuneration Principles, which include the general guidelines for incentive-based remuneration, are attached here to as Appendix 1.

If the proposed Remuneration Principles are adopted by the Annual General Meeting, article 15 (to be renumbered article 14) of the Articles of Association will be amended as follows:

“15.    REMUNERATION PRINCIPLES

15.1   The Company has laid down principles for remuneration of board members and executives which include the general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act. The principles, which have been adopted by the Company’s general meeting, are available at the Company’s website: novonordisk.com.”

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Amendment of this provision, article 15, in the Articles of Association is not subject to a separate resolution by the Annual General Meeting.

********

Majority requirements

To adopt the proposal to reduce the share capital under agenda item 7.1 and the proposals to amend the Articles of Association under agenda item 7.3, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting and at least two thirds of the votes cast as well as of the share capital represented at the Annual General Meeting shall vote for the proposals, cf. articles 10.2 and 10.3 of the Articles of Association. All other proposals may be adopted by a simple majority of votes cast.

Share capital, record date, participation and voting right

The current share capital of the Company amounts to DKK 600,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 492,512,800. The A shares have 10 votes per DKK 0.01 of the A share capital, whereas the B shares have one vote per DKK 0.01 of the B share capital.

The record date is Wednesday 16 March 2011 (CET).

A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the shares which such shareholder holds at the record date. The shares held by each shareholder at the record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners. In addition, participation is conditional on the shareholder having obtained an admission card in due time - as described below.

Requesting admission cards

Access to the Annual General Meeting is conditional on the shareholder no later than by the end of the day (CET) Friday 18 March 2011 having requested an admission card.

Admission and voting cards for the Annual General Meeting may be obtained

-      by returning the enclosed requisition, duly completed and signed, in the enclosed envelope to VP Investor Services A/S,

-      by phone to VP Investor Services A/S on tel +45 4358 8891, and

-      via the Company’s website novonordisk.com/AGM or VP Investor Services A/S’ website www.uk.vp.dk/agm using a compatible electronic signature or PIN code solution. Electronic signatures used for netbanking services offered by credit institutions based in Denmark will typically be compatible.

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For further information please see novonordisk.com/AGM. Admission and voting cards may also be obtained from VP Investor Services A/S on tel: +45 43 58 88 91, email address: vpinvestor@vp.dk or fax: +45 43 58 88 67.

Proxy

A proxy may be submitted no later than by the end of the day (CET) Friday 18 March 2011.

Voting instructions by proxy can be completed and submitted via the Company’s website novonordisk.com/AGM or VP Investor Services A/S’ website www.uk.vp.dk/agm using the same procedure as described above.

Furthermore, a proxy form may be downloaded from novonordisk.com/AGM, printed and sent within the same deadline by fax to +45 43 58 88 67, via email address: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark.

If you are not able to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to your shares. According to Danish law, a proxy issued to the Board of Directors for the Annual General Meeting is only valid if it is in writing (or submitted via qualified IT systems) and is signed and dated after 23 March 2010 (i.e. within one year before the Annual General Meeting in 2011).

Voting by correspondence

Shareholders may vote by correspondence no later than by the end of the day (CET) Tuesday 22 March 2011. In case of voting by correspondence electronically, the same procedures as in case of issuing a proxy may be used.

The form for voting by correspondence may also be downloaded from novonordisk.com/AGM, printed and sent by fax to +45 43 58 88 67, via email address: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark.

Written questions

Shareholders may pose written questions to the management of the Company about the agenda and documents concerning the Annual General Meeting. Written questions shall be sent to AGMEETING@novonordisk.com

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Language

Also at this year’s Annual General Meeting representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders will be entitled to speak in Danish or English. Simultaneous translation from English to Danish and from Danish to English will be available for participating shareholders.

Webcast

As in previous years, the Company will webcast the Annual General Meeting live in a Danish and an English version. Please see the Company’s website novonordisk.com.

Information on the website

The following information is as of 28 February 2011 available at the Company’s website novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’, or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 3434:

-      Notice to convene the Annual General Meeting;

-      The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;

-      The documents that will be submitted at the Annual General Meeting, i.e. the Annual Report 2010, the proposed Articles of Association and the proposed Remunerations Principles;

-      The agenda and the complete proposals; and

-      The form used when voting by proxy or by correspondence.

Dividend payment

After deduction of potential withholding tax, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S’ shareholders via VP Securities A/S. Further information on dividend can be found in the Annual Report 2010 p 56.

Information meeting

Novo Nordisk will host an information meeting conducted in Danish for the Company’s shareholders on Wednesday 23 March 2011 at 4.30 pm (CET) at Radisson Blu Falconer Hotel & Conference Center. Further information about the meeting may be obtained at the Company’s website novonordisk.com/AGM.

Yours sincerely

Novo Nordisk A/S

The Board of Directors

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Appendix 1 – Principles for remuneration of board members and executives in Novo Nordisk A/S1,2

The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management. Remuneration has been designed to align the interests of the executives with those of the shareholders.

1.         The Board of Directors

1.1        Process

The Board of Directors reviews board fees at regular intervals based on recommendations from the Chairmanship. When preparing its recommendation the Chairmanship will be guided by relevant benchmarks that include Scandinavian companies and European pharmaceutical companies, which in size and complexity are similar to Novo Nordisk. The remuneration of the board members for the past year and the level for the current year is approved by the Annual General Meeting as a separate agenda item.

1.2        Size

Each board member shall receive a fixed fee per year. Ordinary board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof: the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee.

Service on the Audit Committee entitles board members to an additional fee: the Audit Committee chairman receives 1.00 times the base fee and Audit Committee members receive 0.5 times the base fee.

Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks. The fixed fee will be disclosed in the Annual Report.

1.3        Travel allowance

All Board members that do not reside in Denmark are paid a fixed travel allowance when attending Board meetings in Denmark. No travel allowance will be paid to Board members when attending Board meetings outside Denmark. The travel allowance will be disclosed in the Annual Report.

1 In Section 6 of the Recommendations on Corporate Governance designated by NASDAQ OMX Copenhagen referred to as “remuneration policy”.

2 These Principles include general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act.

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1.4        Expenses

Expenses, such as travel and accommodation in relation to board meetings as well as relevant education, are reimbursed.

1.5        Incentive programmes

Board members are not offered stock options, warrants or participation in other incentive schemes.

2.         The Executive Management

The Executive Management includes all the executives registered as executives with the Danish Commerce and Companies Agency.

2.1        Process

Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board.

2.2        Size and composition

Executive remuneration is evaluated annually against a benchmark of Scandinavian companies and European pharmaceutical companies, which in size and complexity are similar to Novo Nordisk. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees. The level of fixed base salary is assessed against the market benchmark median level and the total remuneration package is assessed against the upper quartile level for Denmark.

The remuneration package consists of a fixed base salary, a short-term cash bonus, a long-term share-based incentive, a pension contribution and other benefits.

For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company’s performance.

The Short-term Incentive Programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short term achievements in line with company needs.

The Long-term Incentive Programme (LTIP) is designed to promote a collective performance by the Executive Management and to align the interests of the executives with those of the

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shareholders. It further ensures a balance between short term achievements and long term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits are added to ensure that overall remuneration is competitive and aligned to local practice.

2.3        Size of the components

The fixed base salary accounts for approx 35% to 55% of the total value of the remuneration package.

In addition to the fixed base salary, the executives may be eligible for incentive-based remuneration consisting of 1) a Short-term Incentive Programme, and 2) a Long-term Incentive Programme. The short-term incentive programme may in normal circumstances result in a maximum payout per year equal to four months’ - and in some circumstances up to six months’ - fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to eight months’ fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentives for a given year is equal to 14 months’ fixed base salary plus pension contribution.

This split between fixed and variable remuneration is evaluated to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company’s vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

2.4        Incentive Programmes

2.4.1     Short-term Incentive Programme (STIP)

The STIP consists of a cash bonus which is linked to the achievement of a number of predefined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of the Executive Management, and cash bonuses for a particular financial year – if any – are paid at the beginning of the subsequent financial year.

The cash bonus for each participating member can in normal circumstances not exceed an amount equal to four months’ - and in some circumstances up to six months’ - fixed base salary plus pension contribution per year. The calculation of the cash bonus – if any – for a year is typically based on the salary in December.

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STIP is subject to recovery or “claw-back” by Novo Nordisk provided the remuneration was paid on the basis of data, which proved to be manifestly misstated due to gross negligence or wilful misconduct by the executive. The claw-back in the STIP is possible up to 12 months after the actual payment of the cash bonus.

2.4.2     Long-term Incentive Programme (LTIP)

At the beginning of each year the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a Weighted Average Cost of Capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for participants, which in addition to Executive Management includes other members of the Senior Management Board. The Senior Management Board consists of all members of the Executive Management and Senior Vice Presidents.

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors’ assessment, be reduced in case of a lower than planned performance on significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; i.e. in the open trading window following immediately after the Board of Directors approval of the programme.

The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer participates with three units, executive vice presidents participate with two units each and other members of the Senior Management Board participate with one unit each.

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The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. Upon resignation during the lock-up period by a participant, the shares will remain in the joint pool to the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in case of lower than planned value creation in subsequent years, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price and consequently the interests of the participants including Executive Management are aligned with those of the shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk’s holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

LTIP is subject to recovery or “claw-back” by Novo Nordisk provided the remuneration was paid on the basis of data, which proved to be manifestly misstated due to gross negligence or wilful misconduct by a participant. The claw-back in the LTIP is possible up to 12 months after the release of the shares to the participants (i.e. 4 years after allocation).

2.5        Pension

The pension contribution is 25% to 30% of the fixed base salary including bonus.

2.6        Other benefits

The executives receive non-monetary benefits such as company car, phone etc. Such other benefits are approved by the Board by delegation of powers to the Chairmanship. The Chairmanship informs the Board of the process and outcome. In addition the executives may participate in customary employee benefit programmes, e.g. employee share purchase programmes.

2.7        Stock options

Executives may until 2012 hold stock options granted in previous years (2003 and before). None of these options have been or will be re-priced.

2.8        Termination of employment

Novo Nordisk may terminate the employment by giving executives a notice of 12 months. Executives may terminate the employment by giving Novo Nordisk a notice of six months.

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2.9        Severance payment

In addition to the notice period executives are, in the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, entitled to a severance payment of 24 months’ fixed base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive and senior vice president, however, in no event less than 12 and no more than 24 months’ fixed base salary plus pension contribution.

With regard to severance payment, the existing employment contracts exceed the 24 months limit described above. The severance payment to individual executives under the existing contracts will, however, not exceed 36 months fixed base salary plus pension contributions.

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

1.             Overview

The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management:

	Board of Directors	Executive Management
Fixed base salary	Yes	Yes
Fee for Committee work	Yes	No
Fee for ad hoc tasks	Yes	No
STIP (Short-term Incentive Programme	No	Up to six months’ fixed base salary plus pension contribution per year
LTIP (Long-term Incentive Programme)	No	Up to eight months’ fixed base salary plus pension contribution per year
Pension	No	25–30% of fixed base salary and bonus
Other benefits	No	As approved by the Board by delegation of powers to the Chairmanship
Severance payment	No

Based on tenure of employment, 12–24 months’ fixed base salary plus pension contribution. However, for existing employment contracts such payment would be 12-36 months fixed base salary plus pension contribution.

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 1, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer